UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended September 30, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number 001-8137

A. Full title of the plan and the address of the plan, if
different from that of the issuer named below:
American Pacific Corporation
401(k) Plan

B. Name of the issuer of the securities held pursuant to
the plan and the address of its principal executive office:
American Pacific Corporation
3883 Howard Hughes Parkway
Suite 700
Las Vegas, NV 89169

American Pacific Corporation
     401(k) Plan
Financial Report
09.30.2008
McGladrey & Pullen, LLP is a member firm of RSM International
— an affiliation of separate and independent legal entities.

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Participants
American Pacific Corporation 401(k) Plan
Las Vegas, Nevada
We have audited the accompanying statements of net assets available for benefits of the American Pacific Corporation 401(k) Plan (the “Plan”) as of September 30, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended September 30, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2008 and 2007, and the changes in net assets available for benefits for the year ended September 30, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of September 30, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As indicated in Note 1, effective October 1, 2008, the Company appointed Orchard Trust Company, LLC as trustee and custodian and Great-West Retirement Services as recordkeeper of the Plan. The investments held under Franklin Templeton Bank & Trust, with the exception of the American Pacific Corporation common stock, were sold on September 30, 2008 and were held in cash equivalency until shares of the investment options offered under Orchard Trust Company, LLC were purchased during the black-out period ending October 8, 2008.
McGladrey & Pullen, LLP
Las Vegas, Nevada
March 24, 2009
McGladrey & Pullen, LLP is a member firm of RSM International
— an affiliation of separate and independent legal entities.

American Pacific Corporation 401(k) Plan
Statements of Net Assets Available for Benefits
September 30, 2008 and 2007

	2008	2007
Assets
Cash and cash equivalents	$13,144,300	$—
Investments, participant directed, at fair value:
Shares of registered investment companies	81,490	13,049,561
American Pacific Corporation common stock	1,734,333	1,725,213
Participant loans	409,524	415,750

	15,369,647	15,190,524

Receivables:
Profit sharing contribution	112,401	104,241

Net assets available for benefits	$15,482,048	$15,294,765

American Pacific Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended September 30, 2008

Additions:
Investment income (loss):
Dividend and interest income	$616,925
Net depreciation in fair value of investments	(3,097,661)
Interest from loan repayments	30,270

(2,450,466)

Contributions:
Participant contributions	1,782,759
Employer match contributions	540,213
Profit sharing contribution	112,401
Rollover contributions	920,973

3,356,346

Total additions	905,880

Deductions:
Benefits paid	708,398
Plan expenses	10,199

Total deductions	718,597

Increase in Net Assets	187,283

Net assets available for benefits:
Beginning of year	15,294,765

End of year	$15,482,048

American Pacific Corporation 401(k) Plan
Notes to the Financial Statements
Note 1. Plan Description
The following description of the American Pacific Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, as amended, for a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan open to all employees of American Pacific Corporation (the “Company”) and its subsidiaries who are not members of a collective bargaining unit. Employees are eligible to participate after completing at least 3 months of service and are allowed to enter the Plan on the first day of each fiscal quarter. Franklin Templeton Bank & Trust (“Franklin”) serves as the trustee of the Plan and the Company is the Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Effective October 1, 2008, the Company appointed Orchard Trust Company, LLC (“Orchard”) as trustee and custodian and Great-West Retirement Services as recordkeeper of the Plan (see Note 8). Due to the change in service providers, the Company instituted a black-out period from September 22, 2008 to October 8, 2008, during which time the only activity recorded by the Plan was participant and employer matching contributions and investment income. The activity recorded during this black-out period was posted and held by Orchard. The investments held under Franklin, with the exception of the American Pacific Corporation common stock, were sold on September 30, 2008 and were held in cash equivalency until shares of the investment options offered under Orchard were purchased during the black-out period ending October 8, 2008.
Contributions
Each year, participants may contribute up to the maximum allowed by the Internal Revenue Code. In addition, the Plan allows for catch up contributions by employees 50 years and older. Participants may contribute amounts representing distributions from other qualified plans, as defined in the Plan’s provisions. For the year ended September 30, 2008 employee rollover contributions totaled $920,973. The Company, at its discretion, may contribute to the Plan. For the year ended September 30, 2008, the Company elected to match contributions for employees of it subsidiaries located in New York and California only. The Company elected to make matching contributions equal to 100% of employee contributions, up to the first 3% of employee compensation, and 50% of employee contributions, up to the next 3% of employee compensation. For the year ended September 30, 2008, the Company made matching contributions of $540,213.
The Company has elected to make an annual discretionary profit sharing contribution to eligible employees of its subsidiary located in New York of at least 3% of annual compensation. Any amount over the annual discretionary profit sharing contribution of at least 3% will be at the discretion of the Company. For the year ended September 30, 2008, the Company made profit sharing contributions of $112,401.

American Pacific Corporation 401(k) Plan
Notes to the Financial Statements
Note 1. Plan Description (continued)
Participant accounts
Each participant’s account is credited with the participant’s contributions, including amounts rolled over from other qualified plans, and allocations of the Company’s discretionary matching contribution, the Company’s discretionary profit sharing contribution, and Plan earnings, and is charged with benefit payments and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested accounts.
Investments
Participants must direct the investment of their account balance into various investment options offered by the Plan.
Vesting
Participants are immediately vested in their contributions, rollover contributions and employer matching contributions, plus actual earnings thereon. Vesting in the Company’s discretionary profit sharing contribution is based on years of continuous service. A participant vests 20% per year from years two through six of credited service. A participant’s interest in the Plan becomes fully vested if employment terminates due to death, total and permanent disability or retirement at age 65.
Payment of benefits
Upon termination of service, if the vested value of a participant’s account is less than $5,000, his or her account will be distributed in a single lump-sum payment. If the vested value of a participant’s account exceeds $5,000, he or she may elect to receive either a lump-sum amount, substantially equal payments or elect to have all the distribution paid in a direct rollover to another qualified plan, or a combination of the above.
Participant loans
In accordance with the provisions of the Plan, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer (to) from the investment (from) to the participant loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are collateralized by the participant’s vested balance in the Plan and bear interest at prime rate plus 1%. Principal and interest is paid ratably through payroll deductions. Interest rates on participant loans vary, ranging from 5% to 10%. Maturities range from January 2009 through April 2017.
Forfeited accounts
At September 30, 2008 and 2007, forfeited accounts totaled $0 and $6,770, respectively. Forfeited accounts are utilized first to reduce Plan expenses. Any remaining forfeitures are allocated to participants in proportion to each participant’s compensation for the year. Forfeitures of $7,025 were used to reduce Plan expenses during the year ended September 30, 2008.

American Pacific Corporation 401(k) Plan
Notes to the Financial Statements
Note 1. Plan Description (continued)
Expenses
Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.
Note 2. Summary of Significant Accounting Policies
Basis of accounting
The Plan’s financial statements are prepared on the accrual basis of accounting, except for the cash basis recording of benefits paid.
Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment valuation and income recognition
Investments in shares of registered investment companies and common stock are stated at their fair value at year-end based on quoted market prices. Participant loans are valued at the outstanding loan balance.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net unrealized appreciation or depreciation for the year is reflected in the Statement of Changes in Net Assets Available for Benefits.
Payment of benefits
Benefits are recorded when paid.

American Pacific Corporation 401(k) Plan
Notes to the Financial Statements
Note 2. Summary of Significant Accounting Policies (continued)
New accounting pronouncements
In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets available for benefits as a result of application of FIN 48, these will be accounted for as an adjustment to the opening balance of net assets available for benefits. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Plan has elected this deferral and accordingly will be required to adopt FIN 48 in its fiscal year 2009 annual financial statements. Prior to adoption of FIN 48, the Plan will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, Accounting for Contingencies (“SFAS 5”). SFAS 5 requires the Plan to accrue for losses they believe are probable and can be reasonably estimated. The adoption of FIN 48 is not expected to have a material impact on the Plan’s net assets, results of operations and financial statement disclosures, if any.
In September 2006 the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS 157, fair value measurements are disclosed by level within that hierarchy. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157, which permits a one-year deferral for the implementation of SFAS 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. Management is in the process of evaluating the impact of the adoption of SFAS 157 will have on the Plan’s net assets, results of operations and financial statement disclosures, if any.
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits plans to elect to follow fair value accounting for certain financial assets and liabilities in an effort to mitigate volatility in earnings without having to apply complex hedge accounting provisions. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Management is in the process of evaluating the impact of the adoption of SFAS 159 will have on the Plan’s net assets, results of operations and financial statement disclosures, if any.

American Pacific Corporation 401(k) Plan
Notes to the Financial Statements
Note 3. Investments
The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of September 30, are as follows:

	2008		2007
Cash and cash equivalents:
Federated Prime Cash Obligations Fund	$13,144,300		*	*

Shares of registered investment companies:
Franklin Cash Reserves Fund Inst	*	*	$2,521,890
Franklin Growth Fund A	*	*	$1,466,797
Franklin Equity Income Fund A	*	*	$1,252,911
Mutual Discovery Fund A	*	*	$1,926,665
Mutual Shares Fund A	*	*	$1,264,128
Common stock:
American Pacific Corporation common stock	$1,734,333		$1,725,213

**	These investments are below 5% of the Plan’s net assets at September 30, 2008 or September 30, 2007.

American Pacific Corporation 401(k) Plan
Notes to the Financial Statements
Note 3. Investments (continued)
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value during the year ended September 30, 2008 as follows:

Shares of registered investment companies:
Aim Small Cap Fund A	$(249,614)
Allianz CCM Mid Cap Fund A	(277,892)
Dreyfus Small Cap Index Fund	(6,219)
DWS Equity 500 Index Fund	(189,034)
Franklin Equity Income Fund A	(440,537)
Franklin Growth Fund A	(327,511)
Franklin High Income Fund A	(18,399)
Franklin High Income Fund R	(5,687)
Franklin Real Estate Securities Fund A	(40,991)
Franklin Rising Dividend Fund A	(147,580)
Franklin Technology Fund A	(87,541)
Franklin Templeton Growth Target Fund A	(26,052)
Franklin Total Return Fund A	(29,538)
Franklin US Government Fund A	2,205
Franklin Utilities Fund A	(89,030)
Mutual Discovery Fund A	(424,420)
Mutual Shares Fund A	(345,913)
Franklin Small Cap Value Fund A	(51,994)
Franklin Cash Reserves Fund Inst	349
Employer Stock Awaiting Purchase Fund	4,537
BlackRock Global Allocation Fund	59
BlackRock Equity Dividend Fund	70
BlackRock U.S. Opportunities Inv Fund	79
American Funds Growth Fund of America	56
Lazard Emerging Markets Open Fund	170
American Funds Europacific Growth Fund	51
Columbia Energy and Natural Resources Fund	86
Templeton Global Bond Fund	1
Artio Total Return Bond Fund	(13)
Allianz NFJ Small Cap Value Fund	39
BlackRock Small Cap Growth Equity Inv Fund	27
PIMCO GNMA Fund	(6)
Artisian Mid Cap Value Fund	30
AllianceBernstein 2025 Retirement Str R Fund	65
American Funds Fundamental Inv Fund	28
AllianceBernstein 2015 Retirement Str R Fund	54

American Pacific Corporation 401(k) Plan
Notes to the Financial Statements
Note 3. Investments (continued)

(continued)
DWS Equity 500 Index Fund	43
AllianceBernstein 2045 Retirement Str R Fund	30
MFS Utilities Fund	16
Ivy Science and Technology Fund	15
Dreyfus Small Cap Stock Index Fund	5
AllianceBernstein 2030 Retirement Str R Fund	43
Hartford Global Health Fund	7
AllianceBernstein 2020 Retirement Str R Fund	1
AllianceBernstein 2040 Retirement Str R Fund	23
AllianceBernstein 2035 Retirement Str R Fund	22
JP Morgan U.S. Real Estate Fund	9
American Funds High Income Fund	(2)
AllianceBernstein 2055 Retirement Str R Fund	2
AllianceBernstein 2010 Retirement Str R Fund	1

(2,749,850)

Common stock:
American Pacific Corporation common stock	(347,811)

Net depreciation in fair value of investments	$(3,097,661)

Note 4. Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100% vested in their account.
Note 5. Income Tax Status
The Plan uses a volume submitter plan document sponsored by Franklin Templeton Investments. The Internal Revenue Service (“IRS”) has determined and informed the volume submitter sponsor by a letter dated September 4, 2001 that the volume submitter plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).
The Plan itself is not required to and has not been submitted to the IRS for a determination that the Plan is designed in accordance with the IRC. In addition, the Plan has been amended since the IRS letter of September 4, 2001. However, the Plan administrator and the Plan’s management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the related trust was exempt from taxation as of the financial statement date. (See Note 8).

American Pacific Corporation 401(k) Plan
Notes to the Financial Statements
Note 6. Exempt Party-In-Interest Transactions
Certain Plan investments are shares of mutual funds managed by Franklin or its affiliates. Franklin is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Franklin totaled $10,199 for the year ended September 30, 2008.
At September 30, 2008 and 2007, the Plan held 132,797 and 110,449 shares of common stock of the Company, respectively, with a cost basis of $1,466,959 and $981,672, respectively. At September 30, 2008 and 2007, the Plan held 3,678 and 16,090 units in the Employer Stock Awaiting Purchase Fund, respectively, with a cost basis of $3,678 and $16,090, respectively.
Note 7. Risk and Uncertainties
The Plan utilizes various investment instruments. Subsequent to year-end, the credit and liquidity crisis in the United States and throughout the global financial system has resulted in substantial volatility in financial markets and the banking system. These and other economic events have had a significant adverse impact on investment portfolios. As a result, the Plan’s investments may have incurred a significant decline in fair value since September 30, 2008.
Note 8. Subsequent Event
Effective October 1, 2008, the Company appointed Orchard Trust Company, LLC as trustee and custodian and Great-West Retirement Services as recordkeeper of the Plan. Participants were required to re-direct the investment of their account balance into various new investment options offered by the Plan. The Plan document was restated using a prototype plan sponsored by Orchard Trust Company, LLC. The Plan’s adoption agreement under the restated prototype plan sponsored by Orchard Trust Company, LLC was submitted to the IRS for a determination that the Plan as adopted is designed in accordance with the IRC. The Plan has not yet received a response letter from the IRS regarding the determination letter application. The restated Plan document also allows Plan management to use forfeitures to reduce employer contributions.

American Pacific Corporation 401(k) Plan
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets Held at End of year
September 30, 2008

	Description of investment, including
Identity of issuer, borrower, lessor, or similar party	maturity date, collateral and maturity value	Cost		Current Value
Cash and cash equivalents
* Federated Prime Cash Obligations Fund	Money market account			$13,144,300

Shares of registered investment companies:
* BlackRock Global Allocation Fund	Mutual fund	*	*	8,147
* BlackRock Equity Dividend Fund	Mutual fund	*	*	5,636
* BlackRock U.S. Opportunities Inv Fund	Mutual fund	*	*	5,042
* American Funds Growth Fund of America	Mutual fund	*	*	4,988
* Federated Prime Cash Obligations Fund	Mutual fund	*	*	4,777
* Lazard Emerging Markets Open Fund	Mutual fund	*	*	4,703
* American Funds Europacific Growth Fund	Mutual fund	*	*	3,803
* Employer Stock Awaiting Purchase Fund	Mutual fund	*	*	3,678
* Columbia Energy and Natural Resources Fund	Mutual fund	*	*	3,358
* Templeton Global Bond Fund	Mutual fund	*	*	3,299
* Artio Total Return Bond Fund	Mutual fund	*	*	3,130
* Allianz NFJ Small Cap Value Fund	Mutual fund	*	*	2,890
* BlackRock Small Cap Growth Equity Inv Fund	Mutual fund	*	*	2,663
* PIMCO GNMA Fund	Mutual fund	*	*	2,609
* Artisian Mid Cap Value Fund	Mutual fund	*	*	2,423
* AllianceBernstein 2025 Retirement Str R Fund	Mutual fund	*	*	2,227
* American Funds Fundamental Inv Fund	Mutual fund	*	*	2,008
* AllianceBernstein 2015 Retirement Str R Fund	Mutual fund	*	*	1,895
* DWS Equity 500 Index Fund	Mutual fund	*	*	1,801
* AllianceBernstein 2045 Retirement Str R Fund	Mutual fund	*	*	1,596
* MFS Utilities Fund	Mutual fund	*	*	1,511
* Ivy Science and Technology Fund	Mutual fund	*	*	1,498
* Dreyfus Small Cap Stock Index Fund	Mutual fund	*	*	1,416
* AllianceBernstein 2030 Retirement Str R Fund	Mutual fund	*	*	1,296
* Hartford Global Health Fund	Mutual fund	*	*	1,205
* AllianceBernstein 2020 Retirement Str R Fund	Mutual fund	*	*	1,013
* AllianceBernstein 2040 Retirement Str R Fund	Mutual fund	*	*	851
* AllianceBernstein 2035 Retirement Str R Fund	Mutual fund	*	*	692
* JP Morgan U.S. Real Estate Fund	Mutual fund	*	*	644
* American Funds High Income Fund	Mutual fund	*	*	554
* AllianceBernstein 2055 Retirement Str R Fund	Mutual fund	*	*	52
* AllianceBernstein 2010 Retirement Str R Fund	Mutual fund	*	*	84
* AllianceBernstein 2000 Retirement Str R Fund	Mutual fund	*	*	1

				81,490

* American Pacific Corporation Common Stock	Common Stock (132,797 Shares)	*	*	1,734,333

* Participant Loans Receivable	Interest rates ranging from 5%-10%, maturing through April 2017	*	*	409,524

Total investments				$15,369,647

*	Represents a party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

American Pacific Corporation 401(k) Plan By: American Pacific Corporation, as Plan Administrator
Date: March 24, 2009	By:	/s/ JOHN R. GIBSON
John R. Gibson
Chairman & Chief Executive Officer

EXHIBIT INDEX

Exhibit
Index	Description

23.1	Consent of Independent Registered Public Accounting Firm